Exhibit 99.1

GOLD STANDARD STEP OUT AND INFILL DRILLING INTERSECTS MORE THICK INTERVALS OF OXIDE GOLD AT DARK STAR

Oxidized intercepts include 33.5m of 2.33 g Au/t and 109.7m of 1.00 g Au/t

November 15, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported more impressive results from two reverse-circulation (“RC”) holes and four core holes at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. With this news release, results have now been reported for 128 of the 136 holes that have been completed at Dark Star.

Two holes in the northern portion of Dark Star intersected vertically-continuous zones of oxidized gold mineralization including 33.5m of 2.33 g Au/t in DR18-109 and 109.8m of 1.00 g Au/t in DR18-110 (refer to Dark Star drill hole plan and section maps at the following link https://goldstandardv.com/lp/ds-nov15-2018-drillmaps/). These results continue to confirm oxide gold resource potential below the depth of the current resource model as well as potential to expand the resource laterally in multiple directions.

The current expanded development drilling program announced on September 20, 2018 (see news release) consists of approximately 5,400m of additional RC drilling in 17 holes to test new targets at depth below the current resource model, and 18 additional holes to test the potential for further lateral resource expansion to the north, west and south of the current resource. Seven of these drill holes have been completed.

Jonathan Awde, CEO and Director of Gold Standard commented: “Dark Star continues to grow both laterally and at depth. As the deposit continues to expand, we are seeing important opportunities to improve and optimize our potential development path. Perhaps most important, we are now routinely seeing significant widths of oxide material grading above two grams per tonne. We expect these types of grades will give us more opportunities as we continue along our potential development path.”

Key Highlights from Dark Star:

  DR18-109 stepped out to the north of Dark Star and intersected two zones of oxide mineralization: an upper near-surface zone of 18.3m of 1.13 g Au/t, including 6.1m of 2.96 g Au/t; and a lower zone of 33.5m of 2.33 g Au/t, including 15.2m of 4.24 g Au/t. Mineralization extends approximately 30m below the current resource model and remains open to the west and north.

  In the northern portion of Dark Star, RC hole DR18-110 intersected an oxidized interval of 109.7m of 1.00 g Au/t, including separate intervals of 24.4m of 2.05 g Au/t and 13.7m of 1.25 g Au/t. Mineralization extends approximately 25m below the current resource model and remains open to the west, east and north. Below the oxide mineralization, the hole intersected a reduced (sulfidic) zone of 12.2m of 3.94 g Au/t.

  Based on the reduced intercepts in fourteen drill holes, we can now see a large sulfide target emerging below the thick, vertically-continuous zones of oxide mineralization in the northern portion of Dark Star. The known dimensions of this zone of reduced mineralization are approximately 300m (north-south) by 90m (east-west). Some drill hole examples include: 16.8m of 3.66 g Au/t in DC18-22 (see October 16, 2018 news release); in 10.7m of 5.85 g Au/t in DR18-70 and 27.4m of 2.28 g Au/t in DR18-104 (see September 24, 2018 news release).

  DC18-23, a step out core hole in the southern portion of Dark Star, intersected 45.1m of 1.16 g Au/t, including 10.7m of 2.61 g Au/t. Oxide mineralization begins at the current topographic surface, it remains open in multiple directions and the intercept extends the gold grade in the current resource model. DC18-23 is approximately 240m south of DC18-17 which intersected 76.6m of 0.47 g Au/t, and 60m east of DC18-18 which intersected 15.2m of 0.38 g Au/t (see September 24, 2018 news release). Collectively, this new opportunity to expand the resource is coincident with an undrilled surface outcrop rock chip anomaly south of the known deposit.
  Additional drilling is planned for this area over the next few weeks.

  DC18-04, DC18-06 and DC18-08 were geotechnical core holes drilled away from the resource into the proposed west and east highwalls, to confirm geotechnical parameters in the proposed open pit highwall. Gold mineralization was not expected in these drill holes.

  Currently 5 drill rigs are active on site testing the following: 1) new targets at depth below the Dark Star current resource model, and lateral resource expansion to the north, west and south of the current Dark Star resource; 2) extensions of the known shallow oxide mineralization and new targets at Jasperoid Wash; 3) new shallow oxide targets at Dixie and Arcturus; and 4) new shallow oxide targets at Ski Track.

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR18-109	RC	0	-90	358.1	22.9-41.2	18.3	1.13
Including					24.4-30.5	6.1	2.96
					211.9-221.0	9.1	0.26
					230.2-263.7	33.5	2.33
Including					236.3-251.5	15.2	4.24
					288.1-297.2	9.1	0.22
					343.0-355.2	12.2	0.22
DR18-110	RC	90	-80	368.8	152.4-158.5	6.1	0.29
					169.2-278.9	109.7	1.00
Including					233.2-257.6	24.4	2.05
Including					265.2-278.9	13.7	1.25
					283.5-295.7	12.2	3.94
DC18-23	Core	0	-90	85.3	0-45.1	45.1	1.16
Including					28.3-39.0	10.7	2.61
DC18-04	Core	275	-75	277.4	No significant results
DC18-06	Core	40	-65	259.1	No significant results
DC18-08	Core	130	-65	231.6	No significant results

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist commented: “Dark Star continues to present opportunity for growth in the oxide resources, as shown in the results for holes 23, 109, and 110. North Dark Star results (109 and 110) are particularly interesting with long runs of oxide mineralization and higher- grade sulfide at depth. These results continue to move the footprint of the deposit north and west.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com